Exhibit (h)(2)(iii)

NEUBERGER BERMAN INCOME FUNDS
INVESTOR CLASS
ADMINISTRATION AGREEMENT

SCHEDULE B

     Compensation pursuant to Paragraph 3 of the Neuberger Berman Income Funds Investor Class Administration Agreement shall be:

(1)	For the services provided to the Trust or to each Series without regard to class, 0.06% per annum of the average daily net assets of the Investor Class of each Series;
(2)	For the services provided to the Investor Class of a Series and its shareholders (including amounts paid to third parties), 0.21% per annum of the average daily net assets of the Investor Class of said Series; plus in each case
(3)	certain out-of-pocket expenses for technology used for shareholder servicing and shareholder communication, subject to the prior approval of an annual budget by the Trust's Board of Trustees, including a majority of those Trustees who are not interested persons of the Trust or of Neuberger Berman Management Inc., and periodic reports to the Board of Trustees on actual expenses.

DATED: February 9, 2001